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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   BELK, INC.
      ----------------------------------------------------------------------
      (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                      CLASS B COMMON STOCK, $0.01 PAR VALUE
                      ------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                                 RALPH A. PITTS
                    EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                             AND CORPORATE SECRETARY
                                   BELK, INC.
                              2801 WEST TYVOLA ROAD
                      CHARLOTTE, NORTH CAROLINA 28217-4500
                                 (704) 357-1000
                      ------------------------------------
          (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              --------------------

                               JOHN D. CAPERS, JR.
                               KING & SPALDING LLP
                              191 PEACHTREE STREET
                             ATLANTA, GEORGIA 30303
                                 (404) 572-4600


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                            CALCULATION OF FILING FEE

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Transaction valuation                       Amount of filing fee

       N/A*                                        N/A*
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*        A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[  ] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable
Form or Registration Number:  Not applicable
Filing Party:  Not applicable
Date Filed:  Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ]  going private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]



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                                   SCHEDULE TO



         This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by Belk, Inc., a Delaware corporation (the "Company"). This Schedule TO relates to preliminary communications regarding the Company's planned self-tender offer to purchase up to 3,000,000 shares of its Class A and Class B Common Stock, $0.01 par value per share, for a purchase price of $9.50 per share, net to the seller in cash, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         On April 21, 2003, the Company issued a press release containing information about the Company's financial results and certain other information for the fiscal year ended February 1, 2003. A copy of the press release is attached hereto as Exhibit (a)(5).

         THIS SCHEDULE TO CONSTITUTES NEITHER AN OFFER TO BUY NOR THE SOLICITATION OF AN OFFER TO SELL SHARES. THE SOLICITATION AND OFFER TO BUY THE COMPANY'S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT THE COMPANY EXPECTS TO BEGIN MAILING TO STOCKHOLDERS ON OR ABOUT APRIL 23, 2003.

         WHEN AVAILABLE, STOCKHOLDERS SHOULD READ THE TENDER OFFER MATERIALS VERY CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT www.sec.gov OR IN THE "SEC FILINGS" SECTION OF THE COMPANY'S WEBSITE AT www.belk.com.

ITEM 12.          EXHIBITS

(a)(5)            Press release, dated April 21, 2003.